MICHAEL I. RUDELL*◇
NICHOLAS GORDON
ELLIOT H. BROWN**
NEIL J. ROSINI◇
ROSE H. SCHWARTZ
DANIEL M. WASSER◇
KENNETH M. WEINRIB
RICHARD A. BEYMAN
ERIC S. BROWN
JONATHAN A. LONNER*
MATTHEW C. LEFFERTS

HEATHER J. REID
JAKE M. LEVY

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.
ATTORNEYS AT LAW
488 MADISON AVENUE
18TH FLOOR
NEW YORK, NY 10022-5707
www.fwrv.com

TELEPHONE: (212) 935-5500
TELECOPIER: (212) 308-0642

Direct Dial: 212 446-9782
Email: hreid@fwrv.com

JOHN A. VASSALLO
OF COUNSEL
—

LEONARD FRANKLIN
1938-1995
—

STEPHEN WEINRIB
1948-1987
—

*   ALSO ADMITTED CALIFORNIA
** ALSO ADMITTED PENNSYLVANIA
◇   ALSO ADMITTED NEW JERSEY

May 12, 2010

VIA FEDERAL EXPRESS

John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549



     Re: *Godspell, LLC, a Delaware limited liability company*

Dear Mr. Reynolds:

       With respect to the letter dated April 30, 2010 (the "Comment Letter"), which you sent on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") relating to the Offering Statement on Form 1-A ("Form 1-A") of The Godspell LLC, a Delaware limited liability company (the "Company"), set forth below are the Company's responses to the comments set forth in the Comment Letter. In addition, please find enclosed seven (7) copies of the Company's Pre-Effective Amendment No. 3 to Form 1-A ("Pre-Effective Amendment No.3"), seven (7) of which, for your convenience, are marked against the Company's Pre-Effective Amendment No. 2 to Form 1-A.

Offering Circular

General

1.   *We note your response to comment one in our letter dated March 25, 2010, and we partially re-issue that comment. Please revise your offering circular so that it complies with Release No. 33-6900 (June 17, 1991), particularly sections*

*II.B.2.c, II.B.2.d, and II.B.2.g of the Release. For additional guidance, see
Question 128.05 of the Securities Act Forms Compliance and Disclosure
Interpretations, which is located at
http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.*

The Company has amended its disclosure in the offering circular ("OC") in
accordance with your comment and notes that in all dealings affecting the
Company, the Managing Member has a fiduciary responsibility to the investors to
exercise good faith and fairness. No agreement or other arrangement shall permit
the Managing Member to contract away its fiduciary obligation to Investors. The
Company has also disclosed in the OC that there are no procedures in place to
prevent or address the conflicts of interest inherent in the structure of the
Company. See page 48 of the OC. The Company has also added additional
disclosure regarding the operating agreement of the Company.

2.   *We note your response to comment two that the company does not believe that the
tax consequences are material to this offering. It continues to appear that the tax
consequences are material to your offering. As previously requested, please add
disclosure to the offering circular describing all material federal tax
consequences and file a supporting tax opinion as an exhibit or provide us with a
detailed analysis as to why you believe that the tax consequences are not
material. We may have further comment.*

The Company does not believe that there are tax consequences that are material
to the offering. The Company is a limited liability company and as such income,
gain, loss, deduction and credit will be passed through to the investors holding
units. For federal tax purposes, the net income and net loss of the Company, as
determined for federal income tax purposes, will be allocated by the Company's
accountant to investors in accordance with the allocation provisions provided in
the operating agreement of the Company. We have highlighted in the tax risks
section that Investors may be allocated a share of net profits without regard to
whether they receive a distribution from the Company (which may result in an
income tax liability without a corresponding distribution of funds to cover such
liability). The Company does not believe this is a material tax consequence of
the offering. Rather, this is the ordinary tax consequence of investing in a pass-
thorough entity, such as a limited liability company.

3.   *We note your response to comment 18. We also note your statement that the
offering is being conducted on a minimum/maximum basis with the minimum
offering of 45,000 units ($4,500,000) required for the offering to close.
Additionally, we note that the accredited investors have the option of authorizing
the immediate use other investment and that those funds will not be deposited in
the trust account. It does not appear to us that the company is conducting a
minimum/maximum offering with a minimum offering of 45,000 units given that
accredited investors can determine to invest in the offering and allow their funds
given to the company for immediate use and their funds will not be deposited into
the trust account. Please revise your offering circular to accurately describe the
offering being conducted. The offering circular should be revised in all
appropriate sections including the use of proceeds and plan of distribution*

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

section. We may have further comment.

The Company maintains that this offering is being made on a minimum/maximum basis. While any funds received from accredited investors who authorize immediate use will be credited towards the minimum investment of $4,500,000, if the Company does not receive the minimum, then the offering will not close, the Broadway production of Godspell (the "Broadway Production") will not be presented, and funds invested will be returned to investors, other than those accredited investors who have authorized immediate use of their investments.

The structure of this offering is protective of ordinary investors, since the investments of ordinary investors will not be used unless and until the Company successfully raises $4,500,000, thereby insuring that, absent extraordinary circumstances, the Broadway Production will take place. In addition, the presence of funds authorized for immediate use will allow the Broadway Production to move forward earlier than otherwise would be the case, thereby helping to insure that the Broadway Production will be able to open prior to the expiration of the Producers' rights as set forth in the Production Contract. It also should be noted that while this structure provides a benefit to ordinary investors, there is no cost to them, since the heightened share of adjusted net profits to be provided to those few accredited investors who elect to authorize immediate use of their funds will come entirely from the adjusted net profits otherwise payable to the Producer.

We note that the structure of the Company's minimum/maximum offering and the authorization for immediate use of investors' funds when specifically authorized by the investor are common features of theatrical offerings and are provided for in the Arts and Cultural Affairs Law, article 23 of New York. For your convenience, a copy of the relevant provisions are attached hereto as <u>Attachment A</u>.

In short, if the Company were to structure the offering without any minimum offering amount, the Company believes that the risk to the investor is greater and the Company would not be in compliance with the regulations of New York that implicitly acknowledge the structuring of minimum/maximum offerings with the ability to immediately use funds of investors that grant their consent.

Jurisdictions in Which Securities Are to be Offered

4.   *We note your response to comment five. As previously requested, revise to address whether the securities have been or will be registered in the noted jurisdictions.*

There have been no changes to the status of the registration of the securities in the jurisdictions noted in the OC.

Unregistered Securities Issued or Sold Within One Year

5.   *We note your response to comment six. Please revise to indicate when Todd*

Miller entered into the agreement to invest in the company. Also advise us when the managing member offered this investment to Todd Miller. File the front money agreement as an exhibit to the Offering Statement. We may have further comments.

Todd Miller entered into the front money agreement with the managing member of the Company on December 29, 2009. The investment opportunity was offered to him on December 11, 2009. The front money agreement has been filed as an exhibit to the Form 1-A.

6. *We note your response to comment four. Please revise the offering statement to include your response regarding Rule 3a4-1.*

The Company has amended its disclosure in the OC in accordance with your comment.

Cover Page

7. *We note your response to comment 11 in our letter dated March 25, 2010. Please add disclosure to that effect to the cover page.*

The Company has amended its disclosure in the OC in accordance with your comment.

Offering Circular Summary

Our Business, page 9

8. *We note your response to comment 14 in our letter dated March 25, 2010, and we re-issue that comment. Please revise your offering circular to address whether the company has acquired the rights in the Musical from the authors.*

The Company has amended its disclosure in the OC in accordance with your comment.

Risk Factors. page 14

Because the Broadway Production is a revival..., page 16

9. *Please revise to indicate the minimum number of performances required for the company to become entitled to share in the excess stock and amateur subsidiary rights earnings.*

The Company has amended its disclosure in the OC in accordance with your comment.

We may sell our entitlement to Excess Subsidiary Rights Income .... page 16

10. *We note both your response to comment 21 in our letter dated March 25, 2010, and your revised disclosure in risk factor number 10 on page 17. We re-issue the*

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

comment. We note your statement that "any such sale will be on terms deemed fair by the Managing Member." We also note that the Managing Member may be the purchaser of the Excess Subsidiary Rights Income. Please revise the appropriate section to address the conflicts of interest in connection with the sale of the Excess Subsidiary Rights Income to the Managing Member.

The Company has amended its disclosure in the OC in accordance with your comment.

Use of Proceeds, page 23

11. *We note your response to comment 27 and the changes made to the offering circular that "while these allocations represent good faith projections at this time, they are subject to change." We reissue our comment that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such uses are indicated.*

The Company has amended its disclosure in the OC in accordance with your comment.

Capitalization. page 25

12. *Please revise the introductory paragraph so that it accurately describes your revised tabular disclosure.*

The Company has amended its disclosure in the OC in accordance with your comment.

13. *We note your revised capitalization disclosure and response to comment 30 of our March 25, 2010 letter. Please tell us if you plan to expense your estimated offering costs of $90,000 or account for them as a deduction from offering proceeds, and revise your capitalization disclosure accordingly. In that regard, your revised table does not currently reflect the deduction of estimated offering costs as stated.*

The offering costs are part of the production budget and as such will be expensed along with other similar type of production expenses.

Distributions, page 27

14. *We note your statement that "the following is a general description of the material terms..." Please revise your introductory paragraph to delete the word 'general' from the first sentence.*

The Company has amended its disclosure in the OC in accordance with your comment.

Recoupment Schedule, page 34

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

15. *We note your response to comment 41 in our letter dated March 25, 2010, and we re-issue that comment. We note that management has significant discretion with respect to the appropriate amount of reserves. Please revise your offering circular to clarify your assumptions regarding the amount of reserves.*

The Company has amended its disclosure in the OC in accordance with your comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Off Balance Sheet Arrangements, page 36

16. *We note your response to comment 55 of our letter dated March 25, 2010, and Note 4 - Front Money Investment that has been added to your financial statements. Please tell us why you believe the $85,000 front money investment does not represent an off balance sheet arrangement.*

The Company has amended its disclosure in the OC to disclose the $85,000 front money investment as an off-balance sheet arrangement.

Management, page 45

17. *We note the basis for a return on a $1.00 investment for the prior productions in your response to comment 47. Please tell us if the amount shown as distributed for each prior production was after Investor Recoupment. In that regard, tell us if the $1,275,000 distributed for the Altar Boyz New York also includes distributions to investors of their initial capital contributions.*

The $1.275 distributed for Altar Boyz New York (and the amounts distributed for the other productions) also includes the distribution to investors of their initial capital contributions. For clarity, for each dollar invested, each investor in Altar Boyz received back their original $1.00 plus $.275. Also, for the sake of clarity, with respect to Altar Boyz Detroit, the distribution to investors in that show for each dollar invested was only $.345 because they did not receive back their initial capital contribution.

Certain Relationships and Related Party Transactions. page 48

18. *We note your statement that "if prospective investors have questions concerning the duties of the Managing Member, such prospective investor should consult with his or her counsel" Please note that you are requited to clearly identify and explain the nature of the managing member's duties to the investors. Please revise as appropriate.*

The Company has amended its disclosure in the OC in accordance with your comment and has provided in the OC that the Managing Member has a responsibility to Investors to exercise good faith and fairness in all dealings affecting the Company and that no agreement or other arrangement shall permit the Managing Member to contract away its fiduciary obligation to Investors.

Procedures for Subscribing. page 55

19. *We note your response to comment 19 that "no negotiation of financial terms will occur during the Regulation A offering." We note your disclosure in this section indicates that the company reserves the right to negotiate and agree in writing with a limited number of Accredited Investors to permit the company to use their capital for pre-production or production purposes prior to receipt of the minimum offering. Please revise to clarify the disclosure or advise us as necessary.*

The Company has amended its disclosure in the OC in accordance with your comment.

20. *We note your statement that "no Units will actually be issued to an Investor until the Minimum Offering is achieved and no prospective investor shall be a member of the Company or an Investor unless and until the Minimum offering is reached." Please advise us of the legal status of accredited investors under Delaware law who permit the company to immediately use their capital contributions prior to the receipt of the minimum offering. Are these 'investors' company creditors? What is their status in liquidation or dissolution of the company? We may have further comment.*

Accredited investors who authorize immediate use of their capital contributions shall be considered members of the Company upon receipt by the Company of the investment documents signed by such accredited investor. The Company has amended its disclosure in the OC in accordance with your comment.

Legal Matters. page 59

21. *We note your statement that "no prospective investor should construe the contents of this offering circular as legal advice ...." Your statement appears to prevent investors from relying upon the company's legality opinion. Please revise to delete the noted statement or advise us why the statement is appropriate. We may have further comment.*

The Company has amended its disclosure in the OC in accordance with your comment.

Index to Financial Statements. page 60

22. *We note in your response to comment 23 of our letter dated March 25, 2010 that it is possible that the Managing Member, Davenport Theatrical Enterprises, Inc. would provide necessary funding. We further note in your response to comment 55 that the front money investor advanced $85,000 to the Company's Managing*

Member on or about December 29, 2009, to be used for pre-production and production activities relating to the Musical. It appears to us that there is a commitment to or reasonable possibility that the Company's Managing Member will provide the necessary funding, advance production expenses, fund cash flow deficits, or provide other direct or indirect financial assistance to the Company. Please file the balance sheet of the Managing Member as of its most recently completed fiscal year, or tell us how the inclusion of the balance sheet would not be meaningful to an investor's understanding.

There is no commitment by the Managing Member to provide any necessary funding for the Broadway Production. The Managing Member does not have any intention of providing any such funding, but of course it reserves its right to do so. By virtue of this there is not any reasonable possibility that the Managing Member will provide any funding, advance production expenses, fund cash flow deficits or provide other direct or indirect financial assistance to the Company. Due to the foregoing, the Company does not feel that the balance sheet of the Managing Member is meaningful to an investor's understanding.

Exhibits

23. *Please file the trust agreement as an exhibit to the offering statement.*

The Company does not have a trust agreement.

Consent of Berman & Company, P.A. Ex. 10.1

24. *Please provide an updated consent from your independent registered public accountant for each amendment to your Form I-A Refer to Part III, Item 2. (10) of Form I-A.*

An updated consent from the Company's independent registered public accountant is provided hereby.

Please contact the undersigned if we may be of assistance.

Sincerely,



Heather J. Reid

cc: Ken Davenport

CHAPTER III THEATRICAL SYNDICATION FINANCING
PART 50
THEATRICAL FINANCING
(Statutory authority: Arts and Cultural Affairs Law, art. 23)

50.3 Contents of offering literature for a particular specified production filed pursuant to section 50.1 (n) (1) in connection with an offer to fund a particular specified production:

(5) The type of investment unit being offered, i.e., limited partnership, corporate stock, promissory note; the minimum amount of each investment unit; the maximum amount of capital being raised and the minimum amount of capital that must be raised to complete the offering which may be no less than 75% of the maximum amount of capital that may be raised, including any overcall.

(11) If investors may authorize the use of their contribution for preproduction or production purposes prior to the completion of the offering or prior to the time when refunds to investors may be required, set forth a description of the risks to the investor resulting from such authorization and use, including:

(i) that if insufficient funds are raised to complete the offering, or if the offering is not completed for any other reason, the investors may lose part or all of their contribution without a production having been presented;

(ii) that such investors who do not waive their right to refund, must rely solely on the ability of the producer to reimburse them for the contributions so expended which might exceed the producer's assets, in which case such investors might never be reimbursed;

State that an investor obtains no advantage, unless such advantage has been negotiated with the general partner, but incurs a distinct risk by authorizing the use of his contribution prior to the completion of the offering. No authorization for the use of contributions prior to the completion of the offering shall be effective unless and until the signature of the investor has been obtained on the separate signature page of the investment agreement as set forth in section 50.2 (a) (4) of this Part. If any contributions may be so used, set forth whether or not the producer is personally obligated to return funds which have been expended in the event the offering is abandoned. The conditions under which the offering will be deemed abandoned shall be indicated.